UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

☒	OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018 or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

☐	OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number: 001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

5400 Westheimer Court, Houston, Texas 77056

(Full title of the plan and the address of the plan)

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT, PLAN FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2018 AND 2017

4828 Loop Central Drive Suite 1000 Houston, TX 77081 Phone: 713.968.1600 Fax: 713.968.1601 WWW.MCCONNELLJONES.COM

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Enbridge Employee Services, Inc. Employees’ Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of

Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditors since 2012.

Houston, Texas

June 20, 2019

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2018	2017
(thousands of dollars)
Assets
Investments, at fair value	394,209	492,893
Receivable for transfer of net assets from Spectra Plan (Note 1)	609,356	—
Notes receivable from participants	4,550	8,562
Cash	4	18
Total assets	1,008,119	501,473
Net assets available for benefits	1,008,119	501,473

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2018
(thousands of dollars)
Additions
Investment income
Net depreciation in fair value of investments	(56,670)
Dividends	20,551
(36,119)
Interest income on notes receivable from participants	335

Contributions
Participant	17,338
Employer	9,849
Rollover	863
28,050
(7,734)

Deductions
Benefits paid to participants	94,847
Administrative expenses	129
94,976

Change in net assets available for benefits during the year prior to transfer of net assets from Spectra Plan	(102,710)

Transfer of assets from Spectra Plan (Note 1)	609,356
Change in net assets available for benefits during the year	506,646
Net assets available for benefits, beginning of year	501,473
Net assets available for benefits, end of year	1,008,119

The accompanying notes are an integral part of these financial statements.

NOTES TO THE PLAN FINANCIAL STATEMENTS

December 31, 2018 AND 2017

1.  DESCRIPTION OF PLAN

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) is a defined contribution plan. For complete information, reference should be made to the Plan document.

PLAN MERGER

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) is sponsored and administered by Enbridge Employee Services, Inc.‘s (EESI or Company), a wholly-owned subsidiary of Enbridge Inc. (Enbridge). The Plan is governed by the under the governance of Enbridge’s Pension Committee.

On December 31, 2018, an affiliate-sponsored retirement savings plan, the Spectra Energy Retirement Savings Plan (Spectra Plan) merged into the Plan. In accordance with the terms of the Enbridge Employee Services, Inc. Employees’ Savings Plan and Spectra Energy Retirement Savings Plan Merger Agreement, all participants in the Spectra Plan became participants in the Plan and, as a result, the Spectra Plan ceased to exist.

At December 31, 2018, investments of $601,018,000 were transferred from the Spectra Plan to the Plan. Also on December 31, 2018, notes receivable from participants of $8,338,000 were transferred from the Spectra Plan to the Plan in-kind. The transferred investments and notes receivable from participants were not received by T. Rowe Price Trust Company (the Trustee) until January 2, 2019 and, accordingly, $609,356,000 is presented on the Statement of Net Assets Available for Benefits as Receivable for transfer of net assets from Spectra Plan.

PARTICIPATION AND PURPOSE

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from the Company, and investments among certain investment funds. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All regular employees of the Company or a Participating Affiliate, as defined in the Plan document, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full- time or part-time established position with the Company or a Participating Affiliate.

CONTRIBUTIONS

All contributions made to the Plan are invested by the Trustee, as directed by participants, as they are received from the Company. Participants are entitled to make pre-tax and after-tax Roth contributions to the Plan by electing to contribute up to 50% of eligible earnings, but not in excess of the statutory maximum contribution amount, which for 2018 was $18,500. Employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 6% deferral (2017 - 5% deferral), provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). All matching contributions are made to the Trustee in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 6% (2017 - 5%) of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as pre-tax or Roth “catch-up” contributions. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

ROLLOVER CONTRIBUTIONS TO THE PLAN

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. The Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

PARTICIPANT ACCOUNTS

T. Rowe Price Retirement Services Inc. is the record keeper of the Plan as established by the Company. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

FORFEITED ACCOUNTS

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As of December 31, 2018 and 2017, the Plan had a balance of $251,000 and $134,000, respectively, in the forfeited non-vested accounts. During 2018 there were withdrawals of $1,000 from the forfeited accounts to reduce Company contributions.

VESTING AND PAYMENT OF BENEFITS

Effective January 1, 2018, Company matching contributions are fully vested. For participants who first became eligible to participate in the Plan after March 31, 2008 and no longer provided services to the Company after December 31, 2017, the Company matching contributions for Plan participants were fully vested after the completion of three years of service.

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1,000 and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. A hardship distribution must comply with section 401(k) of the IRC.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their accounts, with some limitations, a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (2) 50% of their account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded (between 4.25% to 6.25% for the year ended December 31, 2018). Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan over the original repayment term. The Plan had no material deemed distributions for the years ended December 31, 2018 and 2017. Deemed distributions at December 31, 2018 and 2017 were $400,000 and $514,000, respectively.

PLAN TERMINATION

As a result of certain employment terminations in connection with the sale of a Participating Affiliate, Midcoast Operating, L.P., the Plan experienced a partial termination in 2018. As required by ERISA, the accrued benefits of all affected Plan members as of the date of the partial termination were fully vested.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Amounts are stated in United States dollars unless otherwise noted.

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan investments comprise various financial instruments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1

Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets. An active market is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3

Inputs to the valuation methodology are less observable, unavailable or where the observable data does support a significant portion of the asset or liabilities fair value. The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Plan or the Company in accordance with the terms outlined in the Plan document.

Former employees who have account balances remaining under the Plan at any point during the calendar year (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the fee is $45 per year, which is generally deducted on a quarterly basis at $11.25 per quarter. However, for the year in which such a participant or alternate payee takes a final distribution from the Plan, $45 minus the quarterly amounts that have already been deducted for the year from such individual’s account (or paid by the Company if, for example, the terminated participant was an active employee for a full quarter) is deducted at the time the distribution is taken. Active employees and participants who terminated due to disability are not charged with such expenses.

An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than record keeping and loan-related expenses are generally paid by the Company.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution.

3.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with the Trustee and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $129,000 for the year ended December 31, 2018.

Transactions in shares of Enbridge common stock qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Plan held 4.14 million and 4.64 million shares, respectively, of Enbridge common stock with a cost basis of $124,130,000 and $139,555,000, respectively. During the year ended December 31, 2018, the Plan recorded related dividend income of $9,180,000.

Additionally, the Plan maintains participant loans.

4.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 15, 2018 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC. The Company’s legal counsel believes the Plan is being operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2015.

5.  FAIR VALUE MEASUREMENTS

Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stock

The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan’s fiscal year multiplied by the number of shares held.

Registered investment funds

Registered investment funds are valued at quoted market prices.

Common collective trust funds and Stable value trust fund

Investments in Common collective trust funds and the Stable value trust fund are valued based upon net asset value as a practical expedient (Note 6) and are, accordingly, excluded from the fair value hierarchy (Note 6).

	2018				2017
December 31,	Level 1[1]	Level 2[2]	Level 3[3]	Total	Level 1[1]	Level 2[2]	Level 3[3]	Total
(thousands of dollars)
Investments measured at fair value
Common stock	128,571	—	—	128,571	181,442	—	—	181,442
Registered investment funds	130,658	—	—	130,658	157,935	—	—	157,935
	259,229	—	—	259,229	339,377	—	—	339,377
Investments measured at net asset value
Common collective trust funds				104,767				119,584
Stable value trust fund				30,213				33,932
				134,980				153,516
				394,209				492,893

1 Level 1 assets include assets with quoted prices in active markets for identical assets.

2 Level 2 assets include assets with significant observable inputs.

3 Level 3 assets include assets with significant unobservable inputs.

6. NAV PER SHARE

Net asset value, referred to herein as NAV, of the trust units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value
December 31,					2018	2017
(thousands of dollars)
Common collective trust funds[1]
International Portfolio Fund
(Blackrock)	None	Daily	None	1 day	—	315
Foreign large-blend portfolio
(Blackrock)	None	Daily	None	1 day	660	416
U.S. Large Cap Blend Fund
(Blackrock)	None	Daily	None	1 day	10,178	12,939
Fixed Income Index Fund
(BlackRock)	None	Daily	None	1 day	1,807	2,226
LifePath Funds (BlackRock)	None	Daily	None	1 day	92,122	103,688
					104,767	119,584
Stable Value Trust Fund (T.				12-30
Rowe Price)[2]	None	Daily	None	months	30,213	33,932
					134,980	153,516
1	Pooled funds invested primarily in other collective investment funds.
2

Pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2018 through June 20, 2019, which is the date these financial statements were issued.

On January 2, 2019, $609,356,000 was received by the Trustee in satisfaction of the amounts reported as Receivable for transfer of net assets from Spectra Plan on the Statement of Net Assets at December 31, 2018.

There were no subsequent events that will materially affect the financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

EIN: 76-0697621 PN:001

FORM 5500, SCHEDULE H, LINE 4I -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2] December 31, 2018	e. Current Value December 31, 2018
	(thousands of dollars)
	Dodge & Cox Balanced Fund	Registered investment fund		26,826
	Dodge & Cox International Stock Fund	Registered investment fund		6,956
	PIMCO Total Return Institutional Fund	Registered investment fund		7,450
	[1] T. Rowe Price Blue Chip Growth Fund	Registered investment fund		23,188
	[1] T. Rowe Price Government Money	Registered investment fund		262
	[1] T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		38,634
	[1] T. Rowe Price Small-Cap Stock Fund	Registered investment fund		11,352
	Vanguard Equity-Income Adm	Registered investment fund		15,881
	Vanguard Federal Money Market Fund	Registered investment fund		102
	MFS Institutional International Equity Fund	Registered investment fund		3
	DFA Emerging Markets Core Equity Institutional	Registered investment fund		4
	BlackRock LifePath Index 2020	Common collective trust fund		11,247
	BlackRock LifePath Index 2025	Common collective trust fund		14,597
	BlackRock LifePath Index 2030	Common collective trust fund		14,009
	BlackRock LifePath Index 2035	Common collective trust fund		11,949
	BlackRock LifePath Index 2040	Common collective trust fund		11,274
	BlackRock LifePath Index 2045	Common collective trust fund		12,006
	BlackRock LifePath Index 2050	Common collective trust fund		7,860
	BlackRock LifePath Index 2055	Common collective trust fund		5,263
	BlackRock LifePath Index Retirement Fund	Common collective trust fund		3,917
	BlackRock MSCI ACWI	Common collective trust fund		660
	BlackRock Russell 3000® Index Fund	Common collective trust fund		10,165
	BlackRock Russell 1000® Value Fund	Common collective trust fund		4
	BlackRock Russell 1000® Growth Fund	Common collective trust fund		3
	BlackRock Equity Index Fund	Common collective trust fund		6
	BlackRock US Debt Index	Common collective trust fund		1,807
	[1] T. Rowe Price Stable Value Common	Common collective trust fund		30,213
	[1] Enbridge Inc. Stock	Common stock		128,571
	Total investments			394,209

		Interest rates ranging from
	[1] Notes receivable from participants	4.25% to 6.25% maturing
		through 2023	—	4,550
	Total			398,759
1	Parties-in-Interest.
2	Cost information is omitted because these investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan

Date: June 20, 2019
	By:	/s/ Mark Maki
Mark Maki
Member of the Enbridge Inc. Pension Committee